Exhibit 99.1

EXECUTION VERSION

AMENDED AND RESTATED MANAGING AGENCY CONTRACT

THIS AMENDED AND RESTATED MANAGING AGENCY CONTRACT (“Agreement”) is dated and effective as of the 1st day of June, 2015 (the “Effective Date”), by and between American Coastal Insurance Company, a Florida corporation (the “Company”), and AmRisc, LLC, a Delaware limited partnership, (the “Manager”). It amends and restates the parties’ agreement dated as of June 5, 2007.

RECITALS

A.    The Company is a Florida-domiciled property and casualty stock insurer that is authorized to transact insurance in Florida.

B.    The Manager is a licensed managing general agency and has expertise, systems, and personnel to provide comprehensive management for the Subject Business (as defined herein) issued by the Company.

C.    The Company desires to retain the Manager to manage the Subject Business and desires to avail itself of the experience, sources of information, advice, assistance, and certain facilities of the Manager, and the Manager desires to undertake the duties and responsibilities hereinafter set forth subject to the supervision of the Company and its Board of Directors.

For the reasons set forth above, and in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which each party hereby acknowledges, the parties agree as follows:

Article I.

DUTIES OF THE MANAGER

Section 1.1. Duties of the Manager. The Manager undertakes, by itself and through its subcontractors, to provide to the Company comprehensive management and administration of the Subject Business, subject to the terms and conditions stated herein and the corporate policies promulgated from time to time by the Company’s Board of Directors. Without limiting the generality of the foregoing, the Manager shall perform the services set forth herein, except as the Company and Manager may from time to time otherwise expressly agree.

Section 1.2. Underwriting. The Manager shall provide, or shall supervise any subcontractors appointed by the Manager in providing, all underwriting and policy issuance for the Company’s lines of insurance listed on Exhibit A hereto (the “Subject Business”), subject to the instructions, guidelines, and limits identified on Exhibit A. The Manager shall rate, quote, and issue binders of insurance, policies of insurance and certificates of insurance consistently with the Company’s rate, rule, and form filings and underwriting guidelines made or adopted in writing by the Company in consultation with the Manager, shall provide policy information services for insureds through itself and its producing agents, and shall coordinate such activities with such third parties as, and in the manner, the Company shall from time to time to time direct. During the term of this Agreement, upon the direction of the Company and at the Company’s expense, Manager shall make, on Company’s behalf, all new rate, rule and form filings relating to the Subject Business and shall maintain and update the Company’s rate, rule and form filings in force as of the Effective Date.

Section 1.3. Reinsurance. The Manager shall advise the Company regarding reinsurance coverage for the Subject Business consistent with market availability and designed to preserve the financial integrity of the Company. The Manager shall directly, or in connection with one or more intermediaries appointed by the Manager or the Company, negotiate reinsurance on behalf of the Company, and modifications and commutations thereof, subject to approval of the Company’s Board of Directors. However, the Manager shall not bind reinsurance for or on behalf of the Company, nor may the Manager commit the Company to participate in insurance or reinsurance syndicates, except as the Company may authorize in its discretion.

Section 1.4. Claims Management. The Manager agrees to dedicate sufficient and appropriate human, equipment and computer resources to provide Company with the Claims Services encompassed herein. By limitation, in Florida, the Manager shall use only Florida licensed adjusters (as defined in F.S. Chapter 626, Part VI), and licensed private investigators (as described in Chapter 493, F.S.), or catastrophic adjusters, where applicable (as defined in F.S. 626.859) and such adjusters and investigators shall conform to the provisions of the Controlling Documents Rule 4.220,201, Florida Administrative Code (Ethical Requirements), Florida Statutes and any applicable rules, regulations, orders, or written interpretations of the Controlling Documents Rule issued by the Department. The Company acknowledges that the Manager may subcontract with an independent contractor or contractors to perform all or part of the services described hereunder subject to the requirements of this Agreement.

(a) Claim Guidelines. The Company and the Manager have established the claims guidelines to be used in administering claims (the “Claims Guidelines”). Either party may request reasonable changes to the Claims Guidelines from time to time. The changes will be submitted in writing and agreed to by both parties unless mandated by regulatory authority.

(b) Claims Investigation. Manager shall require the assigned adjuster to handle claims in accordance with the Company’s rules and regulations and generally accepted insurance industry standards. All claims will be processed in compliance with the laws of Florida. Manager will monitor all open claim files in accordance with the Claims Guidelines, as reasonably amended from time to time. Manager will require appropriate documentation of each claim file which provides a tracing record of each loss, the investigation, the damage assessment and other pertinent information associated with each claim handling decision.

(c) Claims Negotiation/Settlement. Manager shall require that claims are handled and settled in accordance with the Claims Guidelines, as reasonably amended from time to time, and with an emphasis placed on controlling loss dollars, expense control and appropriate settlement in compliance with Manager’s Settlement Authority and applicable law, which authority is subject to termination for cause or upon termination of this Agreement. The Company may suspend the Manager’s Settlement Authority during the pendency of any dispute regarding the cause for termination. Without prior approval of the Company, Manager may not pay or commit the Company to pay a claim over (i) the specified amount, net of reinsurance, which exceeds 1 percent of the Company’s policyholders’ surplus as of 12/31 of the then last completed calendar year (“Manager’s Settlement Authority”) or (ii) the thresholds established by the First Amended and Restated Claims Handling Agreement dated as of July 24, 2008, between the Manager for business insured by the Company and its affiliates and CJW & Associates, Inc. (as amended by the Second and Third Amendments, and as may be further amended from time to time) and any successor agreement thereto, whether with CJW & Associates, Inc. or another third-party administrator (the “TPA Thresholds”). Manager shall promptly send notice to the Company when Manager becomes aware that any claim involves a coverage dispute; exceeds the Manager’s Settlement Authority or the TPA Thresholds; remains open more than six (6) months; or is closed by payment of an amount set by the Company or set by the OIR (as defined herein), whichever is less.

(d) Catastrophe Response Team. Manager shall maintain or contract with an adequate number of claims personnel to respond to a catastrophe and shall file a Catastrophe Response Plan, including a Catastrophe Fee schedule for approval on an annual basis, with the Company within ten (10) business days of the full execution of this Agreement and thereafter by July 1 of each year during the term hereof. Manager shall make such changes to the Catastrophe Plan as the Company shall reasonably request, or as regulations, rules or orders of the Florida Office of Insurance Regulation (the “OIR”) may require and shall implement such changes in a timely manner.

(e) Claim Files and Records. Claims files shall be the joint property of the Manager and the Company. Manager shall be responsible for the preparation and maintenance of claim files, or other commercially acceptable documentation, of claims activities established and maintained in a commercially reasonable fashion which shall be maintained by Manager for a retention period of at least three (3) years subsequent to the year of the claim’s closure. After the retention period, Manager shall deliver the files or documentation to the Company. The Manager shall report to the Company in a timely manner all claims in a format consistent with past practice. If the Manager maintains electronic claims files, the Manager must transmit copies of such copies to the Company within five (5) business days of any written request made by the Company from time to time or at such other date as may be mutually agreed by the parties. Upon any order of liquidation pertaining to the Company, the claims and related application files shall become the sole property of the Company or its estate. The Manager shall have reasonable access to such files and the right to copy such files on a timely basis at its expense.

(f) Claims Review. Manager acknowledges that the Company shall perform periodic review of outstanding claim reserves and provide Manager with revised instructions with respect to their reserve practices.

(g) Claims Reserves. On behalf of Company, Manager shall establish all loss reserves for claims under the Subject Business, including outstanding claims reserves and reserves for allocated loss adjustment expense (“ALAE”), which shall include any amounts paid or reimbursed by the Company to third party administrators, but shall not include Company overhead or unallocated loss adjustment expense (“ULAE”), and Manager shall report these reserve amounts to Company. Company will have the authority to require Manager to revise such loss reserves to reasonably reflect Company’s estimates. If requested, Manager will assist Company and/or or its designee in the establishment of incurred but not reported reserves (“IBNR”). Furthermore, such reserve evaluation will reflect Company’s ultimate exposure considering coverage, ALAE, liability and damages. Notwithstanding the provisions of this Section 1.4(h), all reserves established by Manager shall, when included in Company’s financial statements, be the exclusive responsibility of Company with respect to such financial statements. The Company shall annually obtain the opinion of an actuary attesting to the adequacy of loss reserves established for losses incurred and outstanding on business produced by the Manager for the Subject Business.

(h) Ownership of Information. The Company shall be the owner and the only entity with rights to exploit Confidential Information and Trade Secrets (as defined in the next paragraph) and the information contained in any claims administration system maintained by the Company or otherwise associated with the services to be rendered hereunder. Nothing in this Agreement shall be construed as an assignment or license to utilize Confidential Information and Trade Secrets or the information contained in any claims administration system maintained by the Company or otherwise associated with the services to be rendered hereunder. Nothing herein shall limit the Manager’s ownership of the expirations or restrict Manager from exercising its rights with respect to the expirations of the Subject Business.

“Confidential Information and Trade Secrets” means any and all reports, information, and data relating to, obtained by, prepared or assembled by, or given to the other or developed as a result of information supplied by or on behalf of either party under this Agreement, or by reason of, or relating to, the transactions contemplated by or incidental to this Agreement, including, but not limited to, any materials, presentations, records, and all matters affecting or relating to the proposed business and operations under the Subject Business.

(i) Salvage/Subrogation Pursuit. Manager will, when appropriate, undertake all necessary procedures through salvage or subrogation to pursue the recovery of loss expenditures. Subrogation activities consist of pursuit of subrogation recoveries including notification of subrogation interest, follow-up activity, letters, filing of appropriate arbitration forms, and initiation of litigation if necessary.

(j) Complaint Log. Manager shall establish a tracking system for complaints received from the Company’s insureds and/or Department of Insurance (referred to as the “Complaint Tracking Log”). The Complaint Tracking Log shall be established and maintained in accordance with applicable laws and applicable rules and orders of any appropriate Department of Insurance or other applicable regulatory body. A copy of a complaint, if received initially by Manager, will be immediately forwarded to the Company. The Company and not Manager, unless instructed to do so by the Company, shall respond to all Department of Insurance or other regulatory body complaints.

(k) Regulatory Requirements. Manager will establish procedures to ensure that it stays in compliance with all required licensing and regulatory matters as they pertain to claims matters and the services encompassed by this Agreement. The requirements apply to proper knowledge and compliance in the states the Subject Business is written, or in the future, will be written.

(l) Anti-Fraud Investigation Compliance. With respect to the Subject Business only, Manager shall file, at the Company’s sole cost, with the Division of Insurance Fraud of the Florida Department of Financial Services (the “DFS”) all required documentation indicating implementation of and compliance with applicable law concerning anti-fraud investigative units. Manager shall provide the Company copies of all submissions made to the DFS pursuant to this provision and copies of all DFS responses.

(m) Loss Prevention and Analysis. The Manager or its subcontractors shall provide professional staff and consultations for loss prevention with respect to the Subject Business, including, but not limited to, loss control and adjustment, loss statistical analysis and, in an advisory capacity to management of the Company, propose the establishment of policies relating thereto.

Section 1.5. Premium Collection.

(a) The Manager shall produce Subject Business on behalf of the Company and shall pay the Company all premiums received or collected on business produced by the Manager or by agents contracted by or through the Manager on behalf of the Company according to the terms of this Agreement, whether or not collected directly by the Manager or by agents from insureds. The Manager does not possess the funds collected for any other reason except to the extent required to pay commissions, to the extent not withheld by agents. All such premiums received by the Manager pursuant to this Agreement shall be held by the Manager as bailee thereof in a fiduciary capacity for the Company.

(b) All monies received on behalf of the Company shall be promptly deposited in a fiduciary account in a bank which is insured by the Federal Deposit Insurance Corporation and satisfies any other requirements imposed by any applicable regulatory authority. The Manager shall not commingle any premium monies collected pursuant to this Agreement with operating funds or funds held by the Manager in any other capacity unless otherwise agreed in writing by Manager and Company. The Manager shall procure and maintain a fiduciary account dedicated to funds held for policies written by the Manager which include the Company and its affiliates. The Manager shall retain any interest or income earned from such investments. Withdrawals from bank accounts must be in accordance with the laws of Florida and this Agreement. The Manager shall forward to the Company the net amounts due to the Company as described in this Agreement, after deduction of any commissions payable, as set forth in Exhibit B attached hereto, on a monthly basis. The account shall be used for payment as directed by Company.

(c) The Manager shall submit to the Company all binders, policies, endorsements and cancellations, or a report or summary thereof, within thirty (30) days of their effective date or after the end of the month including such date.

(d) The Manager shall input all relevant data and produce, within fifteen (15) working days after the end of the month, a detailed and itemized monthly Account Current of all premiums written and premium adjustments made (whether additional or return) with respect to all business and transactions produced in the prior month. The Manager shall provide such information to the Company on a monthly or more frequent basis.

(e) Premiums on each policy or premium transaction are due within forty five (45) days after the end of the month in which the policy or premium transactions were booked. Additional premiums developed by adjustments or audits shall be billed within thirty (30) days after determined to be due and shall be paid to Company within thirty (30) days after receipt by Manager.

(f) The Manager agrees to compile and furnish all pertinent statistical information regarding the Subject Business as from time to time requested by the Company in the form reasonably required by the Company, including specifically, but without limitation, data required for submission to any rating bureau or service used by the Company, and the National Association of Insurance Commissioners and its operating divisions or instrumentalities such as the Securities Valuation Office.

(g) The Manager shall be responsible for conducting quality assurance programs for all premium, accounting and statistical reports and all policy transactions for the Subject Business to assure compliance with all terms of this Agreement and reconciliation procedures.

(h) The Manager shall conduct premium audits and adjustments for the Subject Business on the Company’s behalf, whether called for by the policy terms or at the initiative of the Manager or the Company, and report to the Company the results thereof.

(i) The Company and Manager may, by written notice to the other, offset any balance or balances due from the Manager or from Company under this Agreement with any balance the Company or Manager holds and is then due and payable to the Manager or the Company, as the case may be.

If the Company receives premium or other policy payment for the Subject Business it will, as soon as practicable, forward such amounts directly to the Manager for deposit into the premium fiduciary account maintained by the Manager on behalf of the Company.

Section 1.6. Regulatory Liaison. As and when requested or permitted by the Company, the Manager shall, with respect to the Subject Business only, act as a liaison between the Company and the DFS, the OIR and any other regulatory or governmental body or authority to facilitate compliance of the Company with applicable provisions of law and to submit information, reports and filings required or requested by any such body or authority.

Section 1.7. Policy Advisor and Consultant. The Manager shall serve as the Company’s insurance advisor and consultant in connection with policy, business and strategic decisions to be made by the Company and, when and as requested, shall furnish reports and recommendations to the Board of Directors of the Company. At the request of said Board or its Chairman or the Company’ president, the Manager shall make available an appropriate officer to attend meetings of said Board and present such reports.

Section 1.8. Accounting to the Company. The Manager shall provide a detailed accounting for the Subject Business, consistent with prior practices, to the Company of all monies, funds, securities and similar instruments handled in the Company’s name or on its behalf, periodically but in no event less frequently than monthly.

Section 1.9. Books and Records. The Manager shall keep complete and accurate records of the Subject Business during the term of this Agreement and for a period of at least three (3) years after claims payment is made and a claims file is closed, at which time they will continue to be maintained by the Manager or delivered to Company, as the Company may direct, and shall prepare and forward to the Company such reports of the Subject Business as the Company may reasonably prescribe. The policy and premium records so retained by the Manager on behalf of the Company shall be in hard copy form, microfilm, electronic format or other generally accepted information storage medium, as well as in any reasonable back-up form requested by the Company for the period described above. The Company and its designated consultants and advisors shall have the right to examine such books, files and records at any time and to make copies of such records as it may deem necessary, at its cost and expense, all books, accounts or other documents relating to the business of the Company for the period described above. The Company and its designated consultants and advisors shall have the right to examine such books, files and records at any time and to make copies of such records as it may deem necessary, at its cost and expense. All books, accounts or other documents relating to the business of the Company, except computer software systems and the books and records of Manager, are the property of the Company whether paid for by it or not. The OIR shall be permitted reasonable access upon proper request to books, bank accounts and records of the Manager to which it is entitled under applicable law. The records shall be retained in accordance with the Florida Insurance Code. No provision of this Agreement shall be construed or operate to waive or relinquish any legal privilege, proprietary right, or business confidence of the Company.

Section 1.10. Retention of Accountants and Actuaries. The Manager may make recommendations to the Company’s Board of Directors regarding the retention of certified public accountants and actuaries to prepare audited financial statements and reports and actuarial reports and certifications for the Company in accordance with applicable rules and regulations of the OIR. The retention of any such accountants and actuaries shall be made by the Company at its expense. The Manager shall keep financial records of the Subject Business open for examination by the Company and as required by law so as to reflect the financial condition and results of operation of the Company in accordance with statutory accounting principles. At the Company’s request, the Manager may also make recommendations to the Company regarding the retention of legal counsel and, if authorized, may engage counsel on the Company’s behalf or as its agent.

Section 1.11. Marketing and Agent Relations. Subject to the Company’s direction and approval, the Manager shall be responsible for advertising and marketing of the Subject Business and shall recruit, recommend for appointment or termination of appointment, supervise and communicate on the Company’s behalf with agents, brokers and solicitors of the Company. The Manager shall make filings and notifications with respect thereto on the Company’s behalf if so directed by the Company. The Manager may negotiate and enter into agreements with agents, brokers and solicitors on the Company’s behalf but shall, unless otherwise expressly permitted or directed by the Company, use the Company’s standard or prescribed forms in so doing. The Manager shall be responsible for payment of all commissions and fees due to the Company’s agents and solicitors, and the Manager shall administer and remit such payments and report to the Company accordingly. The Manager shall require all agents, brokers and solicitors of the Company to be and remain properly licensed and qualified and shall promptly relay to the Company any information coming to its attention to the effect that any agent, broker or solicitor is not or no longer so licensed or qualified or is the subject of any material complaint or any disciplinary or enforcement proceeding or suit.

Section 1.12. Ministerial Functions. The Manager shall obtain or furnish and supervise the performance of such ministerial and incidental functions in connection with the administration of the Subject Business as may be agreed upon by Manager and the Company.

Section 1.13. Limitation of Authority. In addition to any other limitations expressly contained in this Agreement, its Annexes and Exhibits hereto or any underwriting guideline, bulletin or instruction which may be issued from time to time by the Company to the Manager, consistent with this Agreement, and except as otherwise permitted by this Agreement, the Manager has no authority to and shall not:

(a) Make, accept or endorse notes or otherwise incur any liability which is not incurred in the ordinary course of business of the Manager on behalf of the Company.

(b) Waive forfeiture or issue a guaranty for or on behalf of the Company, other than as permitted expressly in writing by the Company.

(c) Extend the time for the payment of premiums or other monies due the Company unless permitted expressly in writing by the Company.

(d) Institute, prosecute, defend or maintain any legal proceedings in connection with any matter on behalf of the Company; provided, that at the Company’s request (which may be a continuing or standing request) the Manager shall conduct such proceedings, at the Company’s expense and subject to its direction, respecting collection of premiums, defense of claims under the Subject Business, and other matters deemed routine or otherwise designated by the Company for this purpose.

(e) Directly or indirectly solicit, sell, offer, bind, issue or deliver any insurance at any reduction or deviation from the rates, terms or conditions specified therefore by the Company and approved by the OIR or other regulatory body having jurisdiction.

(f) Transact business in contravention of applicable laws, rules, lawful orders or regulations or in contravention of written instructions issued by the Company to Manager consistent with this Agreement.

(g) Cause the Company to transact business in contravention of applicable laws, rules, lawful orders or regulations or in contravention of written instructions issued by the Company to Manager consistent with this Agreement.

(h) Hold itself out as an agent of the Company in any other manner, or for any other purpose, than is specifically authorized or permitted by or in accordance with this Agreement or as otherwise expressly authorized by the Company from time to time.

(i) Waive or forgive material premium payment unless otherwise permitted in writing by the Company.

(j) Withhold or use of its own purpose any monies or property of the Company.

(k) Offer or pay any rebate or return of premium other than as prescribed by the Company’s policies of insurance and as permitted by law.

(l) Bind (or commit to bind) coverage materially subsequent to its effective date without express approval of the Company.

(m) Effect or authorize a flat cancellation more than thirty (30) days after the effective date of a policy without express approval of the Company. In the event of such flat cancellation, the Manager shall document the existence of substituted coverage or other reasons why the Company has no liability for payment of loss while coverage was in force.

(n) Appoint any agent or producer without assuring that the agent or producer is lawfully and appropriately licensed and appointed.

(o) Permit agents or sub-managing general agent or confer any underwriting authority on agents or sub-agents of the Company.

(p) Appoint a sub-managing general agent or confer any underwriting authority on agents or sub-agents of the Company.

(q) Endorse checks that are payable to the Company or its order, except that the Manager may endorse such checks for deposit into a Company account maintained by the Manager for the Company premium checks that are payable to the Manager or its order.

(r) Except as otherwise allowed by the Company or its underwriting standards or guidelines, bind coverage hereunder if the Manager is aware that the risk was previously declined or canceled by the Company, without disclosing such prior declination or cancellation to the Company.

(s) Bind reinsurance or retrocessions on behalf of the Company without the Company’s express consent or direction.

(t) Commit the Company to participate in insurance or reinsurance syndicates.

(u) Collect any payment from a reinsurer or commit the Company to any claims compromise or settlement from a reinsurer without express approval of the Company.

(v) Permit any subproducer to serve on its board of directors.

Section 1.14. Relationship of the Parties. The Company and the Manager are not partners or joint venturers with each other, and nothing herein shall be construed so as to make them partners or joint venturers or to impose any liability of such on either of them. The Manager shall perform its duties hereunder as an independent contractor and, except as herein expressed or as hereafter expressly authorized by the Company, not as an agent of the Company or its Board of Directors, but the Manager may act and hold itself out as the Company’s agent to the extent and for the purposes so authorized. The Manager shall be free to exercise independent judgment as to the time, place and manner of soliciting insurance, servicing policyholders administering Subject Business, and otherwise performing its duties under this Agreement. However, the Manager shall perform its duties at all times in accordance with this Agreement.

(a) Company Appointment. The Company hereby appoints the Manager as its exclusive managing general agent with respect to the Subject Business to perform the services set forth in this Agreement. Subject to the last sentence of Section 1.14(b), the Company agrees that during the term of this Agreement it will not authorize, appoint or contract with another person to act as the Company’s agent, manager, service provider or managing general agent to perform the services with respect to the Subject Business to be performed by the Manager pursuant to this Agreement. The Company shall make the appropriate notifications of this appointment, or subsequent termination thereof, to any government entity as may be required of an insurer.

(b) Manager Acceptance. The Manager hereby accepts the Company’s appointment and agrees that during the term of this Agreement it shall act exclusively on behalf of the Company with respect to the kinds and classifications of insurance set forth on Exhibit A, and the Manager shall make the appropriate notifications of such appointment, or subsequent termination thereof, to any government entity as may be required. The Manager hereby agrees that, subject to the provisions set forth in the remainder of this paragraph, during the term of this Agreement, it shall not serve as an agent, manager, service provider or managing general agent for any insurer other than the Company with respect to the kinds and classes of insurance set forth in Exhibit A. If, as of the last day of any calendar year during the term of this Agreement (the “Calculation Date”), the Company has not accepted Subject Business produced by the Manager during the immediately preceding twelve (12) months with Total Insurable Value (as measured by Phoenix or equivalent systems) of at least $33 billion (a “Threshold Event”), then the Manager may, in its sole discretion, elect to terminate its exclusive relationship with the Company with respect to the lines and classes of business set forth on Exhibit A and shall, within ninety (90) days of the Calculation Date, deliver written notice to the Company of such election. The Manager’s written election to terminate its exclusive relationship with the Company, shall take effect 180 days after the date of the Manager’s written notice (the “Election Date”). As of such Election Date, the Manager shall continue to act on behalf of the Company under the terms of this Agreement; however, the Manager shall no longer be prohibited from serving as an agent, manager, service provider or managing general agent for, or from otherwise placing business on behalf of, any insurer with respect to the kinds and classes of insurance set forth in Exhibit A. If Manager so elects to have the right to serve as an agent, manager, service provider or managing general agent for, or otherwise place business on behalf of, any other insurer with respect to the kinds and classes of insurance set forth in Exhibit A, then following the Election Date the Company’s appointment shall no longer be exclusive and the Company may authorize, appoint or contract with any other person to act as the Company’s agent, manager, service provider or managing general agent with respect to the kinds and classes of insurance set forth in Exhibit A. For the avoidance of doubt, in the event a Threshold Event occurs and the Manager elects not to terminate its exclusive relationship with the Company with respect to the lines and classes of insurance set forth in Exhibit A, the relationship between the parties shall remain exclusive during the term of the Agreement unless and until a Threshold Event occurs and the Manager gives the Company written notice of its election to terminate its exclusive relationship in accordance with this Section 1.14(b).

Section 1.15. Expenses of the Manager. Without regard to the amount of compensation earned or received hereunder by the Manager, the Manager shall bear the following expenses, provided that the Manager may receive reimbursement for all or an allocated portion of such expenses as is expressly provided elsewhere in this Agreement.

(a) Employment expenses of personnel employed by the Manager to render services required to be rendered or furnished to the Company hereunder, including, but not limited to, salaries, wages, payroll taxes, mandatory insurances, and costs of employee benefit plans and temporary help expenses.

(b) Printing, engraving and other expenses incurred in connection with the issuance, distribution, transfer, or registration of insurance provided hereunder.

(c) Miscellaneous administrative and overhead expenses relating to performance by the Manager of its functions hereunder.

(d) Expenses of professional advisors and consultants engaged or retained by the Manager for its purposes and not on behalf of the Company.

(e) Taxes payable in respect of the income, operations, and properties of the Manager, and any costs, fines or penalties imposed on or paid by Manager because of its actual or alleged conduct or operations.

(f) All expenses in the payment and settlement of catastrophe claims that are properly classified as or accounted for as unallocated loss adjustment expenses.

(g) All expenses associated with the payment of non-catastrophic loss adjustment expenses that are properly classified as or accounted for as unallocated loss adjustment expenses.

Section 1.16. Duties of the Company.

(a) Documents on File. Pursuant to applicable law, the Company shall have on file an independent financial examination of the Manager in a form acceptable to the OIR.

(b) Provide Information on Authority. Company shall promptly advise Manager of any change in its eligibility to transact the Subject Business.

(c) Appoint Manager as Its Agent. Wherever required by law, Company shall appoint Manager as its agent, general agent or managing general agent in Florida, as well as in Manager’s state of domicile, consistent with and subject to applicable legal requirements.

(d) Maintenance of Rating. During the term of this Agreement, the Company shall use reasonable efforts to maintain no less than an “A’”, A Prime (Unsurpassed) financial stability rating from Demotech, Inc. or an equivalent industry recognized rating organization.

Section 1.17. Expenses of the Company. Except as expressly otherwise provided in this Agreement, the Company shall pay all of its expenses not assumed by the Manager. Without limiting the generality of the foregoing, it is specifically agreed that the following expenses relating to the business and operations of the Company shall be paid or reimbursed by the Company and shall not be borne by the Manager:

(a) All filing fees, taxes, assessments and impositions applicable to the Company or the Subject Business, including specifically but without limitation premium taxes, intangible taxes, and guaranty fund, assigned risk plan, and Special Disability Trust Fund assessments, and any other assessments imposed under Florida law or other applicable law.

(b) All premiums, profit commission and other consideration for reinsurance and all related expenses, including reinsurance broker commissions, prorated as endorsed from reinsurance policies of the Manager or otherwise.

(c) All indemnities or payments to insureds, or third parties to be paid on their behalves (such as contractors, debris removal companies, etc.), arising from losses under policies of insurance issued by the Company.

(d) All expenses of organizing, financing, converting, reorganizing, liquidating or terminating the Company.

(e) Reasonable out-of-pocket travel and related business expenses for officers, employees, and agents, consultants or advisors of the Manager for travel taken on behalf of and approved by the Company.

(f) Costs incident to acquisition, ownership, operation and maintenance of computer hardware and software and any other office equipment acquired or leased by the Company (rather than the Manager) in its discretion.

(g) All expenses for Company membership in any board bureaus associations or joint underwriting or assigned risk plan, including Insurance Services Office, Inc, and any other such organizations to which the Company subscribes or approves its subscription.

(h) All costs and expenses including professional fees for legal, accounting and actuarial services rendered from time to time for the Company by any legal, accounting, or actuarial firm engaged or approved by the Company.

(i) Audits and examinations of the Manager or Company by the OIR or any other regulatory or governmental entity respecting the Subject Business, but excluding any non-routine investigations of or enforcement proceedings against the Manager.

(j) The expenses and cost of necessary inspections, safety programs and premium audits, assessments, charges, or impositions by or for guaranty associations, residual market mechanisms, the Florida Hurricane Catastrophe Fund and all other similar entities.

(k) All expenses, fees, or assessments charged by A.M. Best or any similar rating agency in connection with securing listings and ratings for the Company.

(l) All promotional and advertising expenses initiated by the Company.

(m) Reasonable expenses of professional advisors and consultants engaged or retained for the benefit of the Company, including but not limited to, actuarial, accounting and legal.

(n) All ALAE, including but not limited to attorneys’ fees, defense costs, experts, adjusters and investigators, to the extent such expenses are incurred in compliance with Section 1.4.

Section 1.18. Compensation of the Manager.

(a) The Company shall pay to the Manager as compensation for services rendered to the Company under the terms of this Agreement, the amounts listed on Exhibit B.

(b) No later than ninety (90) days after the end of each calendar year, the Manager shall provide the Board of Directors of the Company with a written statement of amounts received under or on account of this Agreement and amounts expended hereunder during such calendar year, including the fees received by the respective directors, officers and other principal management personnel of the Manager, and with such classification of items and further detail as the Board of Directors of the Company may reasonably require.

Section 1.19. Budget and Controls. For so long as this Agreement is in effect, in the event that there is a material adverse effect on the financial condition of the Manager, the Manager shall, as requested by the Company, submit to the Company (a) a detailed operating budget for the Manager’s current and next succeeding fiscal year, showing, without limitation, the Manager’s plans and ability to fulfill its obligations under this Agreement as they come due, and (b) quarterly financial statements prepared in accordance with generally accepted accounting principles showing the Manager’s financial condition, results of operation, and cash flow for the quarter or year last ended, as applicable.

Section 1.20. Errors and Omissions. The Manager agrees to maintain Errors and Omissions coverage throughout the term of this Agreement and thereafter upon termination until all claims and payments have been resolved and paid and all annual adjustments finalized and paid. The limits of the Errors and Omissions coverage shall be in an amount not less than ten million dollars ($10,000,000) per occurrence and in the aggregate, and shall be in a form and from an insurer acceptable to the Company. Upon request, evidence of such insurance coverage shall be provided to the Company. At least thirty (30) days prior to the expiration, cancellation or modification of such insurance, the Manager or its insurer shall provide written notice to the Company.

Section 1.21. Licensing and Countersignature Requirements.

(a) The Manager represents and warrants that it now has, and it agrees to maintain during the term of this Agreement, the license or licenses necessary to place the Subject Business and perform its obligations under this Agreement. If the Manager complies with licensing laws by using the license of a principal, director, officer, or employee, then the Manager warrants and guarantees that the licensee will comply with all requirements of this Agreement and specifically with this paragraph, and the Manager will be responsible to the Company to the same extent as if the applicable license were held directly by the Manager. In the event that any license the Manager uses and requires to fulfill the requirements of the Agreement expires, terminates, or is suspended for any reason, the Manager does not use another of its licenses or the license of a principal, director, officer, or employee, then the Company may terminate this Agreement and avail itself of any rights provided under Article II hereof.

(b) The Manager shall be responsible to assure that all business is properly countersigned as required by applicable law. The Manager shall be responsible for and pay any countersignature expense. The Company shall not be responsible for payment of any countersignature expense.

Section 1.22. Inspections. The Company may at its expense, at least annually, conduct an on-site review of the underwriting operations and claims processing operations of the Manager. The Company shall provide the Manager with a copy of the reviews as soon as they are completed.

Article II.

TERM AND TERMINATION

Section 2.1. Term. This Agreement shall commence as of the Effective Date and continue in force and effect for a period of five (5) years following the Effective Date (the “Initial Term”) unless terminated earlier by either the Manager or the Company, upon written notice, for Due Cause as defined herein or unless terminated by mutual written agreement of the parties or as otherwise provided herein. Upon the expiration of the Initial Term, the Agreement will automatically renew for additional one (1) year periods, unless terminated earlier by the Manager or the Company at least one hundred and eighty (180) days prior to the end of the then current term.

Section 2.2. Termination.

(a) Either party may terminate this Agreement at any time for Due Cause committed by the other party. Due Cause shall mean:

(i)	Willful misconduct by the other with respect to a matter that is a subject of this Agreement;

(ii)	Gross (and not merely ordinary) negligence or recklessness in the performance of the other’s material duties under this Agreement;

(iii)	Any act, error, or omission, whether intentional or unintentional, by the other, its officers, directors, employees, or sub-agents, that places the Company or the Manager, as the case may be, in violation (not promptly cured) of any applicable law, rule regulation, or lawful and binding order of the OIR, other regulatory agency or authority, or court of competent jurisdiction in any material respect;

(iv)	Any breach, non-performance, or violation by the other, or its officers, directors, employees, or its sub-agents, of any material provision, term of condition hereof, or;

(v)	The Manager’s persistent failure to follow in a material respect a lawful directive of the Company that is called for by or not inconsistent with this Agreement.

Before a party may terminate this Agreement for Due Cause, the party must permit the other party to rectify such breach, non-performance, or violation within a reasonable period, not less than fifteen (15) business days, after receipt of written notice or, where cure would take longer, to commence to cure within ten (10) business days after receipt of written notice and continue in good faith to proceed diligently to cure thereafter. Such notice may include an effective date of termination in the event that the party receiving notice fails to cure or commence the cure and continue in good faith as above provided. Such effective date of termination shall be not less than thirty (30) days after the period of thirty (30) days to cure or commence the cure. If the party fails to cure or to commence the cure and proceed diligently and in good faith to cure, within the allowed time, this Agreement shall terminate on the effective date of the termination as provided in the notice, or on such later date as the terminating party may thereafter specify. If the notice does not specify a termination date, the Agreement shall not terminate unless and until the party giving notice specifies such a date in writing, to be not less than thirty (30) days after receipt thereof.

(b) Notwithstanding the foregoing, the Company may terminate this Agreement immediately by giving notice of termination to the Manager at its address upon or promptly after the effective date of a sale, transfer, or merger of the Manager’s business to or with an unaffiliated entity.

(c) Notwithstanding the foregoing, either party may terminate this Agreement immediately by giving written notice of termination to the other party at its address if the other should:

(i)	Be adjudged bankrupt or insolvent, or not cause to be dismissed a bankruptcy petition within sixty (60) days after it is filed;

(ii)	Have a receiver of its business, assets or property appointed for purposes of liquidation because of insolvency or other grounds permitted by law;

(iii)	Make a general assignment for the benefit of creditors;

(iv)	Suffer any judgment in an amount in excess of $25,000.00 against it to remain unsatisfied, unbonded, or not stayed pending appeal for thirty (30) days or longer; or

(v)	Institute or suffer to be instituted and not dismissed within sixty (60) days any proceedings for the reorganization or arrangement of its affairs.

(d) Upon termination of this Agreement, unless otherwise stipulated in writing by the Company, the Manager shall account to the Company for all premiums or other transactions unaccounted for at the time of termination or arising thereafter with respect to the Subject Business. The Manager shall be entitled to its agreed compensation and any reimbursable costs expended in accordance with the terms of this Agreement up to including the date of termination.

(e) If this Agreement is terminated, the expirations on the Subject Business shall remain the property of the Manager. The Manager shall receive no commissions for premiums that the Manager fails to collect.

(f) If such action is reasonably necessary to protect the business of the Company or the value of the Subject Business, the Company may suspend the underwriting authority of the Manager during the pendency of any bona fide dispute over the cause for or propriety of termination. The Company or the Manager shall fulfill any obligations on policies related to the Subject Business, regardless of any such dispute.

(g) After the effective date of termination of this Agreement, the Manager shall not issue any new policies, bind any new insurance on behalf of the Company, or extend, renew or increase the Company’s liability on any existing policy or binder. The Company retains the right to cancel or non-renew any policy written for Company by the Manager for any reason permitted by law.

(h) Any termination shall not affect the rights and obligations of the parties as to transactions or acts by either party prior to the effective date of termination or relieve either party’s obligation on policies during the pendency of any dispute; provided however, that the Company may suspend any underwriting authority of the Manager during the pendency of any dispute regarding the cause for termination.

(i) Any right of termination or cancellation belonging to any party may be exercised without prejudice to any other right or remedy to which the terminating or canceling party may be entitled at law or under this Agreement.

Article III.

LIMITATION OF LIABILITY

Section 3.1. Limitation of Liability of the Company and its Agents. No personal liability shall accrue to the Company’s directors, officers or employees, arising out of the performance of their responsibilities under this Agreement. The Manager shall look only to the funds of the Company and Company property to satisfy any claims that it may come to have arising out of or based on this Agreement.

Section 3.2. Limitation of Liability of the Manager. The Manager assumes no responsibility under this Agreement other than to render the services called for hereunder as and when due, in compliance with applicable law and policies established by the Company’s Board of Directors, in good faith, and in accordance with prevailing industry standards for the provision of comprehensive managerial services to a commercial insurance company, and shall not be responsible for any decision or election of the Company (whether by act or omission) to follow or decline to follow any advice or recommendation of the Manager. The Manager shall be liable to the Company under this Agreement only by reason of acts or omissions constituting bad faith, willful malfeasance, gross negligence, breach of this Agreement, or reckless disregard of its duties; and except as expressly provided herein, the Manager, its directors, officers, and employees shall not be liable to the Company, its Board of Directors, or to any successor or assign of the Company.

Article IV.

MISCELLANEOUS

Section 4.1. Amendment and Waivers. This Agreement may not be amended, modified, terminated, or discharged in whole or in part, except by an instrument in writing signed by both parties hereto or their respective successors or assigns. No waiver of any right, remedy, or benefit provided or accruing to either party under this Agreement shall be effective unless in writing and executed by the party against which it operates.

Section 4.2. Assignment. The Manager may not assign this contract or any of its rights or responsibilities hereunder in whole or in part. Notwithstanding the foregoing, the Manager may, subject to the conditions and limitations set forth in this Agreement, perform any of its obligations or duties under this Agreement through subcontractors with which the Manager elects to contract. No subcontract shall relieve the Manager of any of its obligations or duties under this Agreement or of any liability to the Company, and the Manager shall be liable to the Company for all conduct of its subcontractors in connection with this Agreement. The Manager may enter into subcontracts having provisions that deviate from the standards set forth in this Agreement, provided that such subcontracts are provided to the Company before execution and the Company approves such subcontracts.

Section 4.3. No Conflict. Nothing herein shall prevent any individual from concurrently being elected or appointed and serving as a director, officer, or employee of the Manager and also a director, officer, or employee of the Company, and no person serving in any such capacity for both parties shall as a result be prohibited or disqualified from exercising his rights and performing his duties in any such capacity.

Section 4.4. Notices. Any notices, reports, or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report, or other communication is accepted by the party to which it is given and shall be given by being delivered at its principal business address or another address requested by the recipient.

Section 4.5. Service of Process. In the event any legal process or notice is served on the Manager in a suit or proceeding against the Company or notice, in a timely fashion and by registered or certified mail, to the Company’s office as hereinabove specified, or to such other address as the Company may have previously specified to the Manager in writing by notice in accordance with this Agreement.

Section 4.6. Regulatory Notices. The Manager shall forward promptly to the Company all correspondence pertaining to this Agreement, the Company or the Company’s business received from any government authority or regulatory agency.

Section 4.7. Divisibility. If any provision hereof shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof.

Section 4.8. Headings. Paragraph headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning of this Agreement.

Section 4.9. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Florida as at the time in effect.

Section 4.10. Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, written or oral, respecting such subject matter.

Section 4.11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single instrument.

Section 4.12. Consent to Jurisdiction; Waiver of Jury Trial. THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FLORIDA STATE COURT OR ANY UNITED STATES FEDERAL COURT SITTING IN THE STATE OF FLORIDA. EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT (OTHER THAN APPEALS OF, OR ACTIONS TO ENFORCE IN OTHER JURISDICTIONS, JUDGMENTS RENDERED BY ANY SUCH COURT). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION, OR PROCEEDING. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 4.13. Specific Performance. Each of the parties acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to enforce its rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defenses in any action for an injunction, specific performance or other equitable relief, including the defense that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (y) any requirement under law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals, each through a duly authorized representative.

AMERICAN COASTAL INSURANCE COMPANY

Attest:	/s/ Leah Bellon

		By:	/s/ R. Daniel Peed
R. Daniel Peed, CEO

AMRISC, LLC

Attest:	/s/ Gail Spruill

		By:	/s/ H. Wade Reece
H. Wade Reece, Chairman

EXHIBIT A

The Manager shall bind and write commercial residential property lines for condominium, townhome and homeowners associations written on admitted security in Florida in accordance with the underwriting guidelines established by the Company. The Manager shall perform other such functions as may be authorized by this Agreement, at the compensation rates and policy fees set forth in Exhibit B, in accordance with the Company’s underwriting guidelines, rules and manuals, as may be amended from time to time in accordance with the terms of this Agreement, the filings approved by the DFS, OIR, and instructions of the Company to the Manager consistent with this Agreement.

EXHIBIT B

COMMISSION SCHEDULE

Compensation:

The Manager shall deduct and retain compensation in all lines of insurance the Company is authorized to transact with respect to the Subject Business unless specifically excluded from this Agreement, a fee with respect to Net Written Premium (as defined herein) written and collected hereunder for all business originated or produced and underwriting services rendered, negotiated, or retained by the Manager. “Net Written Premium” means gross written premium less all return premium. The fee shall be a percentage of Net Premium Written equal to the following:

For renewal of non-catastrophe policies: 20.0%

For new non-catastrophe policies: 21.5%

For renewal of catastrophe policies: 21.5%

For new catastrophe policies: 22.5%

The Manager shall also deduct and retain compensation in all lines of insurance the Company is authorized to transact with respect to the Subject Business unless specifically excluded from this Agreement, a fee of 2.5% of Net Written Premium (with respect to non-catastrophe policies) and 5% of Net Written Premium (with respect to catastrophe policies), in each case written and collected hereunder for Claims Management services to be performed under this Agreement. Non-catastrophe policies are defined as any property policy which excludes coverage for flood, earthquake and windstorm. Catastrophe policies are defined as any property policy which includes coverage for flood, earthquake or windstorm. Manager shall pay any TPA fees to third party claims administrators for claims administration services provided on Subject Business written in accordance with the terms of this Agreement and the Company shall pay to third party administrators any adjuster fees, costs or expenses for services that arise with respect to Claims Management.

The Company shall transfer or cause to be transferred to the Manager an amount attributable to the profitability of the subject portfolio underwritten for the Company equal to ten percent (10%) of the sum of net income before taxes for the calendar year calculated pursuant to Statutory Accounting Principles. This profitability compensation shall be subject to a maximum in any one calendar year of three percent (3%) of Net Written Premium as defined above. Profitability compensation shall be calculated within ninety (90) days of the end of each calendar year. Any such compensation withheld due to the annual maximum shall carry forward to the next year of account but shall not exceed three percent (3%) of Net Written Premium in any one year.

The Manager shall be responsible for paying any commissions due to its sub-agents with respect to the Subject Business.

Policy Period:

All policies issued by the Company shall be for a maximum period of eighteen (18) months. This period may be modified in writing by the Company from time to time.

Per Policy Fees:

The Manager when placing business with the Company may charge and retain a per-policy fee not to exceed $25.00. In no instance shall the aggregate of per-policy fees for a placement of business when combined with any other per-policy fee charged by the Company result in per-policy fees which exceed the aggregate amount of $25.00. The per-policy fee shall be a component of the Company’s rate filing and shall be fully earned by the Manager.